Exhibit 99.1

ReTo Eco-Solutions Secures Major Port Contract Valued at RMB 5 Million

BEIJING, CHINA – July 23, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced it secured a contract from the Jiangsu Xinyi Port Terminal valued at RMB 5 million, of which RMB 3 million has been received.

The Jiangsu Xinyi Port Terminal is a major hub for commerce in China and internationally. The Jiangsu Xinyi Port currently allows 2,000-ton ships to reach Xinyi directly from the Beijing-Hangzhou Canal, with an annual handling capacity of 4.5 million tons. A nearly complete expansion project is adding an additional 800 acres with 19 2,000-ton berths. The Jiangsu Xinyi Port is also transforming the combined road, rail and water transportation system to better optimize logistics and reduce costs, in order to build development and economic advantages.

In order to complete the contract effectively and efficiently, ReTo will use its proprietary equipment, technologies and processes to convert solid waste into high-quality ground paving material. ReTo has begun installation of its proprietary equipment at the terminal. Upon quality control testing, ReTo will perform ongoing operating and management services.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “This is another major win for ReTo, a further validation of our total solutions business and evidence of the overall market growth we are seeing. We continue to benefit from the forward-thinking vision of Government officials and business leaders across China. They are prioritizing sustainable infrastructure projects as a way to promote a healthier environment and to build competitive enhancements for years to come. Our strategy of Technology Improves Ecology and our unique ability to provide a ‘one-stop’ solution for the entire process of solid waste reduction, recycling, and mitigation in the field of ecological and environmental protection in China, gives us a powerful competitive advantage as we pursue an increasing number of opportunities to drive our growth.”

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) its ability to complete the Jiangsu Xinyi Port Terminal project and receive the expected consideration; 2) the ability of its ‘one-stop’ solution to provide it with a competitive advantage; and 3) the ability of its products and services to assist in the environmental protection in China are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com